UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2023
Commission File Number 1-11414
BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)
FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Translation of Registrant’s name into English)
Business Park Torre V, Ave. La Rotonda, Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Registrant’s Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☒

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 24, 2023
FOREIGN TRADE BANK OF LATIN AMERICA, INC. (Registrant)
By:	/s/ Ana Graciela de Méndez
Name:	Ana Graciela de Méndez
Title:	Chief Financial Officer

Bladex

Proxy Statement

and Notice of Annual Meeting of Shareholders

2023

Street address:
Torre V, Business Park, Avenida La Rotonda, Urbanización Costa del Este
Mailing address: P.O. Box 0819-08730
Panama City, Republic of Panama
March 23, 2023
Dear Shareholder:
You are cordially invited to attend the 2023 Annual Meeting of Shareholders (the “Annual Meeting”) of Banco Latinoamericano de Comercio Exterior, S.A. (hereinafter called “Bladex” or “the Bank”) to be held at Santa Maria Hotel, Santa Maria Boulevard, Panama City, Republic of Panama, on Wednesday April 26,2023 at 10:30 a.m. (Panama time).
At the Annual Meeting, shareholders of all classes will be asked to vote:
1)	to approve the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2022 (Proposal 1);
2)	to ratify the appointment of KPMG (“KPMG”) as the Bank’s independent registered public accounting firm for the fiscal year ending December 31, 2023 (Proposal 2);
3)
to elect three directors (two directors to represent the holders of the Class A shares of the Bank’s common stock (“Class A Directors”) and one director to represent the holders of the Class E shares of the Bank’s common stock (“Class E Director”)), each to serve a three-year term (Proposal 3);

4)	to approve, on an advisory basis, the compensation of the Bank’s executive officers (Proposal 4);
5)	to hold an advisory vote on the frequency of advisory votes on executive compensation (Proposal 5); and
6)	to transact such other business as may properly come before the Annual Meeting.
Proposals 1, 2, 3, 4 and 5 are more fully described in the attached Proxy Statement. Also attached are a Notice of the Annual Meeting and a proxy card. Copies of the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2022, may be obtained by writing to Mr. Carlos Raad at Torre V, Business Park, Avenida La Rotonda, Urbanización Costa del Este, P.O. Box 0819-08730, Panama City, Republic of Panama, or by visiting the “Investor Relations” section of the Bank’s website at https://www.bladex.com/en/investors.
Important notice to beneficial shareholders of Class E shares who hold their shares through a broker rather than directly in their own name: In accordance with the New York Stock Exchange (“NYSE”) rules, your broker will not be able to vote your shares with respect to any non-routine matters (including the election of directors) if you have not given your broker specific instructions to do so. There are two routine matters to be voted on at the Annual Meeting: the approval of the audited consolidated financial statements for the fiscal year ended December 31, 2022 and the ratification of the appointment of our independent registered public accounting firm for the fiscal year ending December 31, 2023. The election of directors, the advisory vote on executive compensation and the advisory vote on the frequency of such advisory votes on executive compensation are matters considered non-routine under applicable rules.
A broker or other nominee cannot vote without instructions from the beneficial owner on non-routine matters, and therefore broker non-votes may exist in connection with such proposals. Most of our outstanding shares are held in this manner, so it is important that you submit a vote. We strongly encourage all shareholders to vote. Please vote as soon as possible.
To ensure that you are properly represented at the Annual Meeting as a shareholder, we ask that you please read and complete the enclosed materials promptly, and that you duly sign and date the proxy card with your vote. All shareholders shall have the option to use the Internet, telephone, or mail to vote their proxy in accordance with the instructions provided in their proxy cards.
The Board of Directors of the Bank (the “Board”) recommends that you vote FOR the proposals as set forth in the proxy card. Your vote and support are important to the Bank.
On behalf of the Board, we thank you for your cooperation and continued support, and look forward to your attendance at the Annual Meeting on Wednesday, April 26, 2023.
Sincerely,

Miguel Heras Castro
Chairman of the Board

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 26, 2023
NOTICE IS HEREBY GIVEN to all holders of the issued and outstanding shares of common stock of Banco Latinoamericano de Comercio Exterior, S.A., a banking institution incorporated in accordance with the laws of the Republic of Panama (hereinafter called “Bladex” or the “Bank”), as of the record date set forth below, that the 2023 Annual Meeting of Shareholders (such meeting, including any postponements or adjournments thereof, hereinafter referred to as the “Annual Meeting”) of the Bank will be held at Santa Maria Hotel, Santa Maria Boulevard, Panama City, Panama, on Wednesday, April 26, 2023 at 10:30 a.m. (Panama time).
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS Date WEDNESDAY APRIL 26, 2023 Time 10:30 A.M. (PANAMA TIME)	VOTING METHODS BEFORE THE MEETING

BY INTERNET Go to www.proxyvote.com for voting instructions or scan the QR code on your Important Notice Regarding the Availability of Proxy Materials or proxy card, then cast your vote electronically.

BY TELEPHONE You may call 1-800-690-6903 on a touch-tone telephone and follow the instructions provided by the recorded message to vote your shares by telephone.
BY MAIL You may promptly mail your completed and executed proxy card in the postage-paid envelope.
The Annual Meeting has been called for the following purposes:
Proposal 1	to approve the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2022 (See Proposal 1);
Proposal 2	to ratify the appointment of KPMG (“KPMG”) as the Bank’s independent registered public accounting firm for the fiscal year ending December 31, 2023 (See Proposal 2);
Proposal 3
to elect three directors (two directors to represent the holders of the Class A shares of the Bank’s common stock (“Class A Directors”) and one director to represent the holders of the Class E shares of the Bank’s common stock (“Class E Director”)), each to serve a three-year term (See Proposal 3);

Proposal 4	to approve, on an advisory basis, the compensation of the Bank’s executive officers (See Proposal 4); and
Proposal 5	to hold an advisory vote on the frequency of advisory votes on executive compensation (Proposal 5).

The Board has fixed the close of business on March 20, 2023 as the record date for determining shareholders entitled to notice of, and to vote at, the Annual Meeting. The presence (in person or by proxy) of holders representing at least one half (½) of the total issued and outstanding shares of all classes of the Bank’s common stock, plus one additional share of the Bank’s common stock, is necessary to constitute a quorum at the Annual Meeting generally. In addition, the presence (in person or by proxy) of holders representing at least one half (½) of the issued and outstanding shares of each class of the Bank’s common stock electing directors at the Annual Meeting, plus one additional share, of each such class is necessary to constitute a quorum at the Annual Meeting for the purpose of electing directors of such class. If a quorum is not attained at the Annual Meeting scheduled to be held on Wednesday, April 26, 2023, at 10:30 a.m. (Panama time), then a second meeting will be held at 10:30 a.m. (Panama time) on Thursday, April 27, 2023. At such second meeting, a quorum at the Annual Meeting generally will be constituted by the shareholders present (in person or by proxy) at such meeting; and for the purpose of electing directors, a quorum will be constituted by the shareholders of each separate class of shares present (in person or by proxy) at such meeting.
Shareholders are requested to complete, date and sign the enclosed proxy card and return it promptly in the envelope provided, even if they expect to attend the Annual Meeting in person. Shareholders shall have the option to use the Internet, telephone or mail to vote their proxy in accordance with the instructions provided in their proxy cards. If shareholders attend the Annual Meeting, they may revoke their proxies and vote in person if they so desire, even if they have previously mailed their proxy cards.
The enclosed proxy card is being solicited by the Board. Each Proposal and the instructions for voting, in person or by proxy, are more fully described in the attached Proxy Statement.
By Order of the Board of Directors,

Jorge Luis Real
Secretary
March 23, 2023
YOUR VOTE IS IMPORTANT TO US. WHETHER OR NOT YOU PLAN TO PARTICIPATE IN OUR ANNUAL MEETING, WE HOPE YOU WILL VOTE AS SOON AS POSSIBLE. VOTING NOW AT WWW.PROXYVOTE.COM WILL ENSURE YOUR REPRESENTATION AT THE ANNUAL MEETING REGARDLESS OF WHETHER YOU PARTICIPATE. IF YOU HAVE ALREADY VOTED, THERE IS NO NEED TO VOTE AGAIN UNLESS YOU WISH TO CHANGE YOUR VOTE.

PROXY STATEMENT
FOR THE 2023 ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 26, 2023
This Proxy Statement is being furnished to holders of shares of common stock of Banco Latinoamericano de Comercio Exterior, S.A. (hereinafter called “Bladex” or the “Bank”) in connection with the solicitation by the Board of Directors of the Bank (the “Board”) of proxies to be used at the 2023 Annual Meeting of Shareholders (the “Annual Meeting”) to be held on Wednesday, April 26, 2023, at Santa Maria Hotel, Santa Maria Boulevard, Panama City, Republic of Panama, at 10:30 a.m. (Panama time), and at any postponements or adjournments thereof. Unless the context otherwise requires, all references to the Annual Meeting in this Proxy Statement will mean the Annual Meeting and any postponements or adjournments thereof. References to “$” are to United States dollars.
The Annual Meeting has been called for the following purposes:
1)	to approve the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2022 (See Proposal 1);
2)	to ratify the appointment of KPMG (“KPMG”) as the Bank’s independent registered public accounting firm for the fiscal year ending December 31, 2023 (See Proposal 2);
3)
to elect three directors (two directors to represent the holders of the Class A shares of the Bank’s common stock (“Class A Directors”) and one director to represent the holders of the Class E shares of the Bank’s common stock (“Class E Director”)), each to serve a three-year term (See Proposal 3);

4)	to approve, on an advisory basis, the compensation of the Bank’s executive officers (See Proposal 4);
5)	to hold an advisory vote on the frequency of advisory votes on executive compensation (See Proposal 5); and
6)	to transact such other business as may properly come before the Annual Meeting.
The Board recommends that all shareholders vote FOR each of Proposal 1 and Proposal 2. With respect to Proposal 3, the Board recommends that (i) all holders of the Class A shares (“Class A Shareholders”) vote FOR granting proxy holders the discretion to vote, in accordance with their best judgment, and (ii) all holders of the Class E shares (“Class E Shareholders”) vote FOR Mario Covo as director to represent the holders of Class E shares of the Bank’s common stock. With respect to Proposal 4, the Board recommends that all shareholders vote FOR the approval, on an advisory basis, of the compensation of the Bank’s named executive officers as disclosed in “Compensation of Executive Officers and Directors” and the related narrative disclosure included elsewhere in this Proxy Statement. With respect to Proposal 5, the Board recommends that all shareholders vote, on an advisory basis, FOR the option of “1 year” for future advisory votes on executive compensation. This Proxy Statement is being mailed to shareholders entitled to vote at the Annual Meeting on or about March 23, 2023. If the enclosed proxy card is properly executed and returned to the Bank in time to be voted at the Annual Meeting, the shares represented thereby will be voted in accordance with the instructions marked thereon. Shareholders shall have the option to use the Internet, telephone or mail to vote their proxy in accordance with the instructions provided in their proxy cards. The participation of a shareholder at the Annual Meeting will not automatically revoke that shareholder’s proxy. Shareholders may, however, revoke a proxy at any time prior to its exercise by delivering to the Bank a duly executed proxy bearing a later date, by attending the Annual Meeting and voting in person, or by providing written notice of revocation to the Secretary of the Bank at Torre V, Business Park, Avenida La Rotonda, Urbanización Costa del Este, P.O. Box 0819-08730, Panama City, Republic of Panama. Unless revoked or unless contrary instructions are given (either by voting in person or by subsequent proxy), if a proxy is duly signed, dated and returned, but has no indication of how the applicable shareholder wants to vote with respect to any of the proposals set forth in such proxy, then such proxy will be deemed to grant authorization to vote as follows: (1) FOR Proposal 1 to approve the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2022; (2) FOR Proposal 2 to ratify the appointment of KPMG as the Bank’s independent registered public accounting firm for the fiscal year ending December 31, 2023; (3) FOR Proposal 3 to grant proxy holders the discretion to vote, in accordance with their best judgment, to elect two directors to represent the Class A Shareholders, and to elect Mario Covo as director to represent the Class E Shareholders; (4) FOR Proposal 4 to approve, on an advisory basis, the compensation of the Bank’s named executive officers as disclosed in “Compensation of Executive Officers and Directors”; (5) the Board recommends that all shareholders vote, on an advisory basis, FOR the option of “1 year” for future advisory votes on executive compensation (Proposal 5); and the related narrative disclosure; and (6) in accordance with the best judgment of the proxy holders with respect to any other matters which may properly come before the Annual Meeting.
To reduce the expense of delivering duplicate proxy materials to our shareholders, we will be delivering only one set of proxy materials to multiple shareholders who share an address unless we receive contrary instructions from any shareholder at that address. This practice, known as “householding,” reduces duplicate mailings, saving printing and postage costs as well as natural resources. Each shareholder retains a separate right to vote on all matters presented at the Annual Meeting. If such a shareholder wishes to receive a separate set of proxy materials, the additional copy can be requested by contacting the Secretary of the Bank at Torre V, Business Park, Avenida
2023 Proxy Statement | 1

La Rotonda, Urbanización Costa del Este, P.O. Box 0819-08730, Panama City, Republic of Panama. A separate set of proxy materials will be sent promptly following receipt of the request. If such shareholder wishes to receive a separate set of proxy materials in the future, the request may be made at the same address provided above.
Solicitation
The cost of soliciting proxies will be borne by the Bank. In addition to the solicitation of proxies by mail, the Bank, through its directors, officers and other employees, may solicit proxies in person or by telephone, fax or e-mail. The Bank will also request persons, firms and corporations holding shares in their names or in the names of nominees, which are beneficially owned by others, to send the proxy material to, and obtain proxies from, such beneficial owners and will reimburse such holders for their reasonable expenses in doing so. The Bank may engage a proxy soliciting firm to assist in the solicitation of proxies. The cost of the services provided by such firm is not expected to exceed $10,500, plus out-of-pocket expenses.
Voting, Outstanding Shares and Quorum
The Board of Directors established March 20, 2023 as our record date. Therefore, only shareholders of record of our common stock at the close of business on March 20, 2023 (the “Record Date”), may vote, either in person or by proxy, at the Annual Meeting. The shares of the Bank that entitle the holders of such shares to vote at the Annual Meeting consist of the Class A shares, Class B shares, and Class E shares, with each share entitling its owner to one vote per share at meetings of the shareholders of the Bank, except with respect to the election of directors.
For the election of directors, the votes of the holders of each class of shares of the Bank’s common stock will be counted separately as a class to elect the director(s) that represent such class.
The holders of each class of common stock have cumulative voting rights with respect to the election of directors, which means that the shareholders of each class have a number of votes equal to the number of shares of such class held by each shareholder, multiplied by the number of directors to be elected by such class. A shareholder can cast all of its votes in favor of one candidate, or distribute them among the directors to be elected, as the shareholder may decide. The candidates who receive the most favorable votes are elected as directors.
The presence (in person or by proxy) of the holders of at least one half (½) of the total issued and outstanding shares of all classes of the Bank’s common stock, plus one additional share of the Bank’s common stock, is necessary to constitute a quorum at the Annual Meeting. The presence (in person or by proxy) of the holders of at least one half (½) of the issued and outstanding shares of each class of the Bank’s common stock electing directors at the Annual Meeting, plus one additional share of each such class, is necessary to constitute a quorum at the Annual Meeting for the purpose of electing such directors. If a quorum is not attained at the Annual Meeting on Wednesday, April 26, 2023, at 10:30 a.m. (Panama time), then a second meeting will be held at 10:30 a.m. (Panama time) on Thursday, April 27, 2023 with the shareholders present (in person or by proxy) at such second meeting. At such second meeting, a quorum will be constituted by the shareholders present (in person or by proxy) at such meeting; and for the purpose of electing directors, a quorum will be constituted by the shareholders of each separate class of shares present (in person or by proxy) at such meeting.
As of December 31, 2022, there were issued and outstanding an aggregate of 36,324,556 shares of all classes of the Bank’s common stock. Set forth below is the number of shares of each class of the Bank’s common stock issued and outstanding as of December 31, 2022:
Class of Shares	Number of Shares Outstanding as of December 31, 2022
Class A Common Shares	6,342,189
Class B Common Shares	2,089,075
Class E Common Shares	27,893,292
Class F Common Shares	0
Total Common Shares	36,324,556
As of December 31, 2022, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no person was the registered owner of more than 13.1% of the total outstanding shares of voting capital stock of the Bank.
2 | 2023 Proxy Statement

The following table sets forth information regarding the Bank’s shareholders that were the beneficial owners of 5% or more of any one class of the Bank’s voting stock, as of December 31, 2022:
	As of December 31, 2022
Class A Common Stock	Number of Shares	% of Class	% of Total Common Stock
Banco de la Nación Argentina Bartolomé Mitre 326 CP 1036 AAF Buenos Aires, Argentina	1,045,348	16.5	2.9
Banco do Brasil SAUN Qd 5, Lote B, Torre II, 12 Andar Edificio Banco do Brasil CEP 70040-912 Brasilia, DF - Brazil	974,551	15.4	2.7
Banco de Comercio Exterior de Colombia Edif. Centro de Comercio Internacional Calle 28 No. 13A-15 C.P. 110311 Bogotá, Colombia	488,547	7.7	1.3
Banco de la Nación (Perú) Ave. República de Panamá 3664 San Isidro, Lima, Perú	446,556	7.0	1.2
Banco Central del Paraguay Federación Rusa y Augusto Roa Bastos Asunción, Paraguay	434,658	6.9	1.2
Banco Central del Ecuador Ave. 10 de Agosto N11-409 y Briceño Quito, Ecuador	431,217	6.8	1.2
Banco del Estado de Chile Ave. Libertador Bernardo O'Higgins No.1111 Santiago, Chile	323,413	5.1	0.9
Sub-total shares of Class A Common Stock	4,144,290	65.3	11.4
Total Shares of Class A Common Stock	6,342,189	100.0	17.5
Class B Common Stock	Number of Shares	% of Class	% of Total Common Stock
Banco de la Provincia de Buenos Aires San Martín 137 C1004AAC Buenos Aires, Argentina	884,461	42.3	2.4
Banco de la Nación Argentina Bartolomé Mitre 326 CP 1036 AAF Buenos Aires, Argentina	295,945	14.2	0.8
The Korea Exchange Bank 35, Euljiro, Jun-gu Seoul 100-793, Korea	147,173	7.0	0.4
Sub-total shares of Class B Common Stock	1,327,579	63.5	3.6
Total Shares of Class B Comon Stock	2,089,075	100.0	5.7
Class E Common Stock	Number of Shares	% of Class	% of Total Common Stock
Brandes Investment Partners, LP(1) 4275 Executive Square 5th Floor La Jolla CA 92037 United States	4,775,140	17.1	13.1
Total Shares of Class E Common Stock	27,893,292	100.0	76.8
Class F Common Stock	Number of Shares	% of Class	% of Total Common Stock
Sub-total shares of Class F Common Stock	0	0.0	0.0
Total Shares of Common Stock	36,324,556		100.0
(1)	Source: Schedule 13G/A filing with the U.S. Securities and Exchange Commission dated January 6, 2023.
2023 Proxy Statement | 3

PROPOSAL 1 — TO APPROVE THE BANK’S AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022
The Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2022 were prepared by the Bank in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and were audited by the Bank’s independent registered public accounting firm, KPMG, which expressed an unqualified opinion, in accordance with International Standards on Auditing. At the Annual Meeting, the shareholders will vote to approve the Bank’s annual audited consolidated financial statements; however, the audited consolidated financial statements are not subject to change as a result of such vote. As has been customary at prior annual meetings of the Bank’s shareholders, officers of the Bank will be available to answer any questions that may be posed by shareholders of the Bank attending the Annual Meeting regarding the Bank’s audited consolidated financial statements.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE BANK’S AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022.
4 | 2023 Proxy Statement

PROPOSAL 2 — TO RATIFY THE APPOINTMENT OF KPMG AS THE BANK’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2023
The shareholders will vote to ratify the appointment of KPMG as independent registered public accounting firm for the fiscal year ending December 31, 2023, as auditors of the Bank, to report on the Bank’s audited consolidated financial statements and to perform such other appropriate audit related services as may be required.
In connection with the audit of the fiscal year ended December 31, 2022, and during the subsequent interim period through the date of this proxy statement, neither the Bank, nor anyone on its behalf, consulted KPMG regarding either (i) application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of the Bank, in any case where a written report or oral advice was provided to the Bank by KPMG, that KPMG concluded was an important factor considered by the Bank in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a “reportable event” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).
The Bank has been advised by KPMG that neither that firm nor any of its affiliates has any relationship with the Bank or its subsidiaries, other than the relationship that typically exists between independent auditors and their clients. KPMG will have representatives present at the Annual Meeting who will have an opportunity to make a statement, if they so desire, and who will be available to respond to questions that may be posed by shareholders of the Bank attending the Annual Meeting.

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE OF THE BOARD, WHICH IS RESPONSIBLE FOR THE FINAL RECOMMENDATION OF THE BANK’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF KPMG AS THE BANK’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2023.

2023 Proxy Statement | 5

PROPOSAL 3

ELECTION OF DIRECTORS
The Board consists of ten directors, in accordance with the Bank’s Articles of Incorporation. Three directors are elected by the Class A Shareholders, five directors are elected by the Class E Shareholders, and two directors are elected by the holders of all classes of the Bank’s common stock. In the event the number of issued and outstanding Class F shares is equal to or greater than 15% of the total issued and outstanding shares of all classes of the Bank’s common stock, the Class F shareholders shall have the right to elect one director, and the total number of directors shall be increased from 10 to 11. As of the Record Date, there are no issued or outstanding Class F shares. Except for Directors, Ms. Alexandra M. Aguirre, Mr. Ricardo Manuel Arango and Mr. Miguel Heras Castro, all current members of the Board are independent under the terms defined by applicable laws and regulations, including rules promulgated by the United States Securities and Exchange Commission (the “SEC”) under the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), Section 303A of the New York Stock Exchange Listed Company Manual, and Rule No. 05-2011 as amended by Rule No. 05-2014 of the Superintendency of Banks of Panama. Information regarding the independence determination of directors is included on the Bank’s website at https://www.bladex.com/en/governance.
Members of the Board are elected at annual meetings of shareholders of the Bank, and each director serves a term of three years. Directors can be re-elected multiple times. For the election of directors representing a class of shares of the Bank’s common stock, the votes of the holders of such class of shares are counted separately as a class.
The holders of each class of common stock have cumulative voting rights with respect to the election of directors representing such class. This means that a shareholder of each class has the number of votes equal to the number of shares of such class held by the shareholder multiplied by the number of directors to be elected by such class, and the shareholder can cast all of his, her or its votes in favor of one candidate or distribute such votes among all of the directors to be elected, or among two or more of them, as the shareholder may decide. The candidates who receive the most favorable votes are elected as directors.
At the Annual Meeting, common shareholders will be asked to elect three directors (two directors to represent the holders of the Class A shares of the Bank’s common stock and one director to represent the holders of the Class E shares of the Bank’s common stock) to the Board. The votes of the holders of the Class E shares will be counted separately as a class for the purpose of electing the director to represent the holders of the Class E shares. The votes of the holders of the Class A shares will be counted separately as a class for the purpose of electing the directors to represent the holders of the Class A shares. Each elected director will serve a term of three years. Qualified candidates for the Class A directorships will be nominated by the Class A Shareholders. The Board has nominated Mario Covo as director to represent the holders of the Class E shares of the Bank’s common stock.
Two Directors to be Nominated for Election to Represent Holders of Class A Shares
Class A Shareholders shall nominate qualified candidates for the election of the Class A Directors to represent the holders of the Class A shares of the Bank’s common stock.
6 | 2023 Proxy Statement

One Class E Director Nominated for Election
With the recommendation of the Bank’s Nomination, Compensation and Operations Committee, the Board has nominated Mario Covo for election as director to represent the holders of the Class E shares of the Bank’s common stock.
Mario Covo
Age: 65 Director Since: 1999 Committees: • Finance and Business Committee, Chairman • Risk Policy and Assessment Committee, Member
Career Highlights:
Director of the Board since 1999, is Founding Partner of DanaMar LLC in New York, a financial consulting firm established in 2013 and of Larch Lane Partners, an investment advisory firm established in 2019.

Other Experience:
• Founding Partner, Helios
• Former Founding Partner, Finaccess International, Inc.
• Former Founding Partner, Columbus Advisors
• Former Head of Emerging Markets-Capital Markets, Merrill Lynch
• Former Vice President in the Latin American Merchant Banking Group, focusing on corporate finance and debt-for-equity swaps, Bankers Trust Company of New York
• Former International Economist focusing primarily on Latin America, Chase Econometrics

Education: • Ph.D. in Economics, Rice University • B.A. with honors, Instituto Tecnológico Autónomo de Mexico

Relevant Skills and Qualifications:
Dr. Covo’s extensive background and experience in the financial services industry, and his exposure to the markets in which the Bank operates qualify him to serve on the Board.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE holders of CLASS E SHARES VOTE FOR THE RE-ELECTION OF mario covo AS DIRECTOR OF THE BANK REPRESENTING THE HOLDERS CLASS E SHARES OF COMMON STOCK.
2023 Proxy Statement | 7

PROPOSAL 4 — TO APPROVE, ON AN ADVISORY BASIS, THE COMPENSATION OF THE BANK’S EXECUTIVE OFFICERS
While we are not subject to the Dodd-Frank Wall Street Reform and Consumer Protection Act’s (the “Dodd-Frank Act”) rules governing say-on-pay and say-on-frequency, an advisory vote on the frequency of shareholders votes on named executive officers’ compensation was conducted in connection with the 2017 Annual Meeting of Shareholders in conformity therewith. The Board recommended, and the Bank’s shareholders agreed, that the advisory vote on executive compensation be held on an annual basis. Accordingly, the Bank is providing shareholders with an advisory vote on compensation programs for the Bank’s named executive officers (sometimes referred to as “say-on-pay”). This vote is not intended to address any specific item of compensation, but rather the overall compensation of the Bank’s named executive officers as described in this Proxy Statement.
This vote is non-binding. The Nomination, Compensation and Operations Committee, which pursuant to its Charter is comprised solely of independent directors (see below), and the Board expect to take into account the outcome of the vote when considering future named executive officers’ compensation decisions to the extent they can determine the cause or causes of any significant negative voting results.
As described in detail under “Compensation of Executive Officers and Directors,” included elsewhere in this Proxy Statement, the Bank’s compensation programs are designed to attract, motivate and retain highly qualified executive officers who are able to achieve corporate objectives and create stockholder value. Equity compensation in the form of stock options and restricted stock units that are subject to further time-based vesting is a significant component of executive compensation. We believe that our compensation programs, with their balance of short-term incentives (including cash bonus awards) and long-term incentives (including equity awards that vest between three and four years) reward sustained performance that is aligned with long-term shareholder interests. Shareholders are encouraged to read “Compensation of Executive Officers and Directors” and the related narrative disclosure included elsewhere in this Proxy Statement for a more detailed description of the Bank’s compensation programs and plans.
For the reasons outlined above, and further described and explained elsewhere in this Proxy Statement, we believe that our executive compensation program is well-designed, appropriately aligns executive pay with the Bank’s performance, and incentivizes desirable behavior. Accordingly, we are asking you to endorse our named executive officers’ compensation program by voting for the following resolution:
“Resolved, that the shareholders approve, on an advisory basis, the compensation of the Bank’s named executive officers as disclosed in the “Compensation of Executive Officers and Directors” section in this Proxy Statement.”

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE FOREGOING RESOLUTION FOR THE REASONS OUTLINED ABOVE.
8 | 2023 Proxy Statement

PROPOSAL 5 — TO HOLD AN ADVISORY VOTE ON THE FREQUENCY OF ADVISORY VOTES ON EXECUTIVE COMPENSATION (SAY ON PAY)
While the Bank is not subject to the Dodd-Frank Act rules governing say-on-pay frequency, the Bank provides shareholders with the opportunity to cast a non-binding advisory say-on-pay vote every one, two or three years, as determined by a separate advisory stockholder vote held at least once every six years. As approved at the 2017 Annual Meeting of Shareholders, the Bank currently conducts say-on-pay votes once every year. Accordingly, the Bank is providing shareholders with this non-binding advisory vote on the frequency of a non-binding advisory vote on executive compensation.
The Board believes that an advisory vote on executive compensation that occurs every year is an appropriate frequency for conducting and responding to a say-on-pay vote.
Although the Board recommends a say-on-pay vote every year, shareholders will have the opportunity to choose among four options (holding the vote every one, two or three years, or abstaining) and, therefore, shareholders will not be voting to approve or disapprove the Board’s recommendation.
Although this advisory vote on the frequency of the say-on-pay vote is non-binding, the Board and the Nomination, Compensation and Operations Committee will take into account the outcome of the vote when considering the frequency of future advisory votes on executive compensation.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE OPTION OF “1 YEAR” FOR FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION.
2023 Proxy Statement | 9

INFORMATION REGARDING THE BOARD, COMMITTEES,
NON-EXECUTIVE OFFICERS OF THE BOARD AND
EXECUTIVE OFFICERS OF THE BANK
Information regarding Directors
The following table and biographies set forth certain information concerning the directors whose terms do not expire in 2023 and who will continue to serve as directors following the Annual Meeting, including information with respect to each director’s current position with the Bank and other institutions, class of shares which such director represents, country of citizenship, the year that each director’s term expires, and age:
Name	Country of Citizenship	Position Held with the Bank	Year Term Expires	Age
CLASS A
Fausto de Andrade Ribeiro Former Chief Executive Officer Banco do Brasil	Brazil	Director	2025	55
CLASS E
Ricardo Manuel Arango Partner Arias, Fabrega y Fabrega	Panama	Director	2025	62
Miguel Heras Castro Managing Partner and Founder MKH Capital Partners	Panama	Director	2024	54
Roland Holst Board Member Sudameris Bank	Paraguay	Director	2025	53
ALL CLASSES
Alexandra M. Aguirre Partner Holland and Knight LLP	United States	Director	2024	46
Isela Costantini Chief Executive Officer GST Financial Services	Argentina	Director	2024	51
10 | 2023 Proxy Statement

Fausto de Andrade Ribeiro
Title: Director Age: 55 Director Since: 2022 Committees: • Audit Committee, Member • Nomination, Compensation and Operations Committee, Member
Career Highlights:
Director of the Board since 2022, was Chief Executive Officer of Banco do Brasil from 2021 to 2022. He has been employed by Banco do Brasil in various capacities since 1988, holding the positions of CEO of BB Administradora de Consórcios, Executive Manager-Accounting Directorship, General Manager of Banco do Brasil in Spain, Executive Manager-Accounting Directorship and Internal Controls and Compliance Directorship and Channels Unit. Mr. Ribeiro has been guest speaker in many international seminars about Operational Risk Management, Internal Controls and Compliance. He is the chapter writer of the book “Gestão de Riscos no Brasil”, organized by Duarte Junior, Antonio Marcos Varga.

Other Experience:
• Former Chairman of the Board of Banco Votorantim S.A., Brasilprev S.A., UBS BB and Regional Former Chairman of Associação de Administradoras de Consórcios
• Former Member of the Board of Tecban and Ativos S.A.
• Former Chairman of the Board of Companhia de Energía Eléctrica do Rio Grande do Norte
• Former Member of the Board of Cámara de Comercio Exterior Espanha-Brazil
• Former Member of the Supervisory Board of Alelo, Elo Participaçãoes and BBTUR
• Former Chairman of the Supervisory Board of Fundação Banco do Brasil
• Former Member of the Audit Committee of Cobra Tecnologia
• Former Chairman of Risk, Compliance and Audit Commission of Camara Interbancaria de Pagamentos (CIP)

Education:
• Bachelor in Law from UNICEUB-Centro Universitario de Brasilia
• Bachelor in Administration from Faculdades Integradas Católica de Brasilia
• Master’s degree in business administration (MBA in Finance), Specialization in International Finance from IBMEC
• Bank Management for Results Program from University of Chicago and University of Texas, Austin and of Economics Minerva Program – The Theory and Operation of a Modern National Economy – Final paper: Central Bank-Independence, Governance and Accountability, from the George Washington University

Relevant Skills and Qualifications: Mr. Ribeiro’s professional experience in and related to the banking industry and as a board member qualifies him to serve on the board.
Ricardo Manuel Arango

Title: Director

Age: 62

Director
Since: 2016

Committees:
• Anti-money Laundering, Compliance and Sustainability Committee, Chairman
• Finance and Business Committee, Member
• Risk Policy and Assessment Committee, Member

Career Highlights:
Director of the Board since 2016, is Senior Partner of the law firm of Arias, Fábrega & Fábrega in Panama. Since 2004, Mr. Arango has held several leadership positions in the firm, contributing to shape the organization into a leading Latin-American law firm. Mr. Arango has served as a member of the board of directors of the Panama Canal Authority since 2016 and as a member of the board of directors and audit and compliance committees of Banco General since 2012. Mr. Arango is a member of the Latin American Business Council (CEAL). Mr. Arango worked as an associate with Arias, Fábrega & Fábrega in Panama, becoming a partner of the firm in 1995. Mr. Arango’s professional practice focuses on finance, capital markets, banking regulations, corporate governance and compliance, and mergers and acquisitions. During his career, Mr. Arango has acted as lead counsel in some of the largest and most complex financial transactions and acquisitions in Panama and Central America. From 1998 to 1999, Mr. Arango headed the Presidential Commission that drafted Panama’s current securities act. Mr. Arango is admitted to practice law in New York and Panama.

Other Experience:
• Former member of the board of directors of Corporación La Prensa and as Chairman of its Editorial Committee
• Former member of the board of directors of the Panama Stock Exchange and as its Chairman
• Former Associate, White & Case in New York

Education: • Bachelor’s degree in Law and Political Science, University of Panama • Master of Laws degree, Harvard Law School • Master of Laws degree, Yale Law School

Relevant Skills and Qualifications:
Mr. Arango has a strong knowledge of the regulatory frameworks under which the Bank operates; skills in managing legal, compliance, operational and credit risks of the banking industry; diversified perspective based on his combined legal/business acumen; in-depth understanding of the Bank’s business and operations; and experience as a board member for different companies, qualify him to serve on the Board.

2023 Proxy Statement | 11

Miguel Heras Castro
Chairman of the Board Title: Director Age: 54 Director Since: 2015 Committees: • Risk Policy and Assessment Committee, Chairman • Finance and Business Committee, Member
Career Highlights:
Director of the Board since 2015 and Chairman of the Board since 2019. Mr. Heras is the Founder and Managing Partner of MKH Capital Partners, a private equity firm based in Florida, U.S.A. Since 1999, he has served as Managing Director and as a member of the Board of Directors of Inversiones Bahia, Ltd. in Panama, the largest investment group in Central America, focusing on the financial, infrastructure, energy, real estate, and communications markets. Mr. Heras currently serves on the boards of Fertilitas, Avelo Airlines, Wax Center Partners, Copa Colombia, Televisora Nacional and Bahia Motors. He is also a member of The Wharton School of the University of Pennsylvania Executive Board for Latin America and is Vice President of the Board of the Panama Food Bank Foundation. He obtained extensive knowledge and experience in the banking industry while serving as a member of the Board of Directors and Asset-Liability Committee (ALCO) of Banco Continental de Panama for more than 5 years. Mr. Heras structured the acquisition of several companies and banking institutions, and in 2007 led the negotiation for the integration of the banking businesses of Banco Continental de Panamá and Banco General, which converted Banco General into one of the largest banks in Central America.

Other Experience:
• Former member of the Board of Directors, Amnet Telecommunications Holdings
• Former member of the Board of Directors, Clean Streak Ventures
• Former member of the Board of Directors, Cable and Wireless (Panama) Inc.
• Former member of the Board of Directors, Panamanian Stock Exchange
• Former Minister of the Treasury of the Republic of Panama (1996 to 1998)
• Former President of the Council on Foreign Trade (1996 to 1998)
• Former Vice Minister of the Treasury (1994 to 1996)

Education: • Bachelor of Science in Economics, Wharton School of the University of Pennsylvania

Relevant Skills and Qualifications:
Mr. Heras’ professional expertise in economics, finance, private equity, executive management leadership and his experience as a board member of different companies qualifies him to serve on the Board.

Roland Holst
Title: Director Age: 53 Director Since: 2017 Committees: • Finance and Business Committee, Member • Risk Policy and Assessment Committee,
Career Highlights:
Director of the Board since 2017, was Treasurer and Member Ex-Officio of the Board from May 2017 to October 2017 and was previously a Board member from 2014 to 2017. Dr. Holst is a Board member of Sudameris Bank, Paraguay since 2017 and served as a member of the board of Banco Central del Paraguay from 2012 to 2017.

Other Experience:
• Former Head of Fixed Income Research, State Street Global Markets in Boston, MA
• Former Quantitative Analyst, Starmine Corp. in San Francisco, CA
• Former Teaching Assistant of Econometrics, Public Finance, Finance, Program Evaluation, Macroeconomics and Labor Economics, University of Chicago
• Former Investment Manager, Garantia PFP, a pension fund
• Former General Manager, Bolsa de Valores de Asunción, Paraguay
• Author of “Social Security and Policy Risk: Evidence of its effects on welfare costs and savings” published in 2007

Education:
• Ph.D. in Public Policy and a Master’s in Economics, University of Chicago
• Master in Economics, Universidad Católica de Asunción, Paraguay
• Degrees in Economics and Agronomy, Universidad Nacional de Asunción, Paraguay
• Financial Risk Manager (FRM) certification

Relevant Skills and Qualifications: Mr. Holst has professional experience in the fields of finance and economics and academic accomplishments qualify him to serve on the Board.
12 | 2023 Proxy Statement

Alexandra M. Aguirre

Title: Director

Age: 46
Director
Since: 2020

Committees:
• Finance and Business Committee, Member
• Anti-money Laundering, Compliance and Sustainability Committee, Member
• Risk Policy and Assessment Committee, Member

Career Highlights:
Director of the Board since 2020, is Partner at Holland & Knight LLP in Miami, Fl. since 2022. Previously she was a Partner at Morrison & Foerster, LLP from 2019 to 2022. Ms. Aguirre has been acting as Chairman of the Board and General Counsel of Pan American Development Foundation since 2015, and she is also a board member of the Women Lawyer’s Interest Group of the International Bar Association since 2019. Ms. Aguirre has been listed for the Latin America´s Top 100 Lawyers (Latinvex 2019-2021), “40 under 40” (The M&A Advisor 2015) and the Florida Super Lawyers Rising Star (Super Lawyers Magazine 2009). She was also a finalist to receive the Top Dealmaker of the Year Award, Corporate Category (Daily Business Review 2012) and recipient of M&A Deal of the Year Award (Latin Lawyers Magazine 2008). Ms. Aguirre is admitted to practice law in Florida, District of Columbia and New York.

Other Experience: • Previously shareholder, Greenberg Traurig, LLP • Member of the Presidential Advisory Council (PAC), INCAE Business School • Associate, Hunton & Williams LLP
Education: • Bachelor’s Degree in Marketing and Entrepreneurial, Babson College • Juris Doctor, Northeastern University School of Law

Relevant Skills and Qualifications:
Ms. Aguirre’s professional expertise in corporate finance law, corporate governance and cross-border financing transactions in Latin America and United States and her experience as board member in different entities, qualify her to serve on the Board.

Isela Costantini
Title: Director Age: 51 Director Since: 2019 Committees: • Nomination, Compensation and Operations Committee, Chairwoman • Audit Committee, Member
Career Highlights:
Director of the Board since 2019, is Chief Executive Officer of GST Financial Services in Argentina. Ms. Costantini is a member of the boards of Barrick Gold Corporation, Prosegur S.A., and San Miguel S.A. Previously she held multiple positions at General Motors where she began working in 1998 and became President of the company for Argentina, Paraguay and Uruguay.

Other Experience:
• Member of the board, Food Bank of Argentina
• Counsel member, CIPPEC (Centro de Implementación de Políticas Públicas para la Equidad y el Crecimiento)
• Former President and Chief Executive Officer, Aerolíneas Argentinas

Education:
• Social Communications Degree, with a Major in Advertising, Pontificia Universidade Catolica do Parana (PUC-PR), Brazil
• MBA, with specialization in Marketing and International Business, Loyola University in Chicago

Relevant Skills and Qualifications:
Ms. Costantini’s professional expertise in restructuring, cultural transformation, marketing and communications, and experience as a board member and in leadership roles in different entities, qualify her to serve on the Board.

2023 Proxy Statement | 13

Information regarding Non-Executive Officers of the Board (“Dignatarios”)
The following table sets forth the names, countries of citizenship and ages of the Board’s non-executive officers (“dignatarios”) and their current office or position with other institutions. Dignatarios are elected annually by the Board. Dignatarios attend meetings of the Board, participate in discussions and offer advice and counsel to the Board, but do not have the power to vote (unless they also are directors of the Bank).
Name	Country of Citizenship	Position held by Dignatario with the Bank	Age
Miguel Heras Castro* Managing Partner and Founder MKH Capital Partners	Panama	Chairman of the Board	54
Herminio A. Blanco CEO IQOM	Mexico	Treasurer	72
Jorge Luis Real Executive Vice President - Chief Legal Officer and Corporate Secretary Banco Latinoamericano de Comercio Exterior, S.A.	Panama	Secretary	50
*	Indicates individual is also a member of the Board.
Board Leadership Structure
The Board recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure so as to provide an independent oversight of management. The Bank currently separates the positions of Chief Executive Officer and Chairman of the Board.
As defined by the SEC in Item 407 of Regulation S-K, at least one of the members of the Audit Committee is an “audit committee financial expert”.
In compliance with the Sarbanes-Oxley Act, Section 303A of the New York Stock Exchange Listed Company Manual, the Rules of the
Superintendency of Banks of Panama, the Bank’s organizational documents and charters of each of the following Board Committees, a majority of the members of the Board of Directors, all members of the Audit Committee, and all members of the Nomination, Compensation and Operations Committee of the Bank are independent directors.
Our Board believes that its leadership structure promotes an effective board that supports and challenges management appropriately.
Director Education
The Board believes that director education is essential to the ability of the directors to provide oversight and fulfill their roles. It is important that directors receive additional information and training about issues that are relevant to exercising prudent oversight of the management of the Bank. As such, the Bank regularly provides training that covers its industry and related current business, regulatory and governance topics presented by internal and external experts.
All new directors receive an orientation and training that is individually tailored, taking into account the director’s experience, background, education and committee assignments. The Bank’s new director orientation program is led by members of senior management, in consultation with the Chairman of the Board and each of the Bank’s new directors, and covers a review of the Bank’s business groups, strategic plan, financial statements and policies, risk management framework and significant risks, regulatory matters, corporate governance and key policies and practices (including the Bank’s Code of Ethics and Compliance programs), as well as the roles and responsibilities of its directors.
The Board and its committees participate in and receive various forms of training and education throughout the year, including business update sessions; management presentations on the Bank’s businesses, services, and products; and information on industry trends, regulatory developments, best practices, and emerging risks in the financial services industry. Other educational and reference materials on governance, regulatory, risk, and anti-money laundering and anti-corruption as well as other relevant topics are regularly included in Board and committee meeting materials and maintained in an electronic library available to directors.
14 | 2023 Proxy Statement

Director Nomination Process
As a financial entity regulated by applicable corporate and banking laws and regulations of the Republic of Panama and by the laws and regulations applicable to foreign private issuers listed on the New York Stock Exchange and registered with the Securities and Exchange Commission, Bladex considers critical to have in place and regularly review and strengthen a clear and transparent process for the search, identification, evaluation and application process of persons who wish to become directors of the bank. The purpose of this process is to ensure high standards of corporate governance and have a board of directors comprised of individuals who have the preparation, knowledge, experience, diversity, values and commitment necessary to carry out their duties and responsibilities.
The selection and nomination process for directors of the bank is led by the Nomination, Compensation and Operations Committee (the “NC&O Committee”) in coordination with the chairman of the board of directors and the other members of the board (nonetheless, the board of directors may alternatively constitute for specific instances an ad-hoc committee to substitute the NC&O Committee for the purpose of evaluating the eligibility requirements of candidates or coordinating the selection and nomination process). In any case, the NC&O Committee or the ad-hoc committee, as applicable, will regularly evaluate and recommend to the board of directors, for its final approval, the eligibility requirements that the candidates for the position of directors of the board of directors of the bank must meet, as well as the selection and nomination process.
The current eligibility requirements are based on several criteria, including (1) the personal aptitudes of the candidates, (2) professional background and experience, and (3) other basic requirements (e.g. minimum age, university degree, etc.). Furthermore, these basic eligibility requirements are supplemented by regulatory eligibility requirements which are consistent with, and are aimed at ensuring that Bladex complies with, applicable requirements of the New York Stock Exchange and the Superintendency of Banks of Panama, including certain independence and “no incompatibility” requirements.
The Nomination, Compensation and Operations Committee is responsible for screening and recommending the nomination of director candidates to the Board.
When searching for new directors, the Nomination, Compensation and Operations Committee actively seeks out diverse candidates to include in the pool from which Board nominees are chosen. When identifying and evaluating potential director nominees, including current members of the Board who are eligible for re-election, the Nomination, Compensation and Operations Committee seeks a balance of knowledge, experience, and capability on the Board and may consider the following:
•	Ethics, integrity and adherence to our values;
•	Qualities such as character, business judgment, independence, relationships, professional experience, length of service, and the like;
•	Commitment to enhancing long-term stockholder value;
•	Diversity of backgrounds, which is construed broadly to include differences of viewpoint, age, skill, gender, race, ethnicity, and other individual characteristics;
•	Knowledge or relevant experience regarding the operations or risks inherent in banking activities;
•	Demonstrated track record of integrity, competence, diligence and practical understanding of the business environment;
•	Sufficiency of time to carry out their Board and committee duties; and
•	Other factors, including conflicts of interest or competitive issues.
Board Evaluations
Our Board recognizes the critical role of annual Board evaluations in ensuring the Board is functioning effectively. The Board has a regular practice of assessing its own performance and the effectiveness of its members. Directors complete a questionnaire evaluating the Board annually. Overall performance is reviewed and discussed by the Nomination, Compensation and Operations Committee and any recommendations for improvement are then provided to our Board.
Executive Sessions of Directors
Executive sessions of directors are held during each meeting of the Board. Executive sessions over the course of this year were led by Mr. Miguel Heras Castro, as the chairperson of the sessions. The Board met for executive sessions six times during 2022.
2023 Proxy Statement | 15

Meetings of the Board and Committees
During the fiscal year ended December 31, 2022, the Board held six meetings. Directors attended an average of 97% of the total number of Board meetings held during the fiscal year ended December 31, 2022.
The following table sets forth the membership and number of meetings for each of the five Committees of the Board during the fiscal year ended December 31, 2022:
Name	Audit	Risk Policy and Assessment	Finance and Business	Anti-Money Laundering, Compliance and Sustainability	Nomination, Compensation and Operations
Alexandra M. Aguirre
Ricardo Manuel Arango
Isela Costantini
Mario Covo
José Alberto Garzón
Miguel Heras Castro
Roland Holst
Fausto de Andrade Ribeiro
Number of Committee Meetings Held in 2022	6	5	5	6	7
Audit Committee
The Audit Committee is a standing Committee of the Board. According to its Charter, the Audit Committee must be comprised of at least three independent directors. The current members of the Audit Committee are Mr. José Alberto Garzón (Chair), Ms. Isela Costantini and Mr. Fausto de Andrade Ribeiro.
The Board has determined that all members of the Audit Committee are independent directors under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act, Section 303A of NYSE Listed Company Manual, and Rule No. 05-2011 as amended by Rule 05-2014 of the Superintendency of Banks of Panama. In addition, at least one of the members of the Audit Committee is an “audit committee financial expert,” as defined by the SEC in Item 407 of Regulation S-K. The Audit Committee´s financial expert is Mr. Fausto de Andrade Ribeiro.
The purpose of the Audit Committee is to provide assistance to the Board in fulfilling its oversight responsibilities regarding the processing of the Bank’s financial information, the integrity of the Bank’s financial statements, the Bank’s system of internal controls over financial reporting, the performance of both the internal audit and the independent registered public accounting firm, compliance with legal and regulatory requirements and the Bank’s Code of Ethics. The Audit Committee meets with each of the internal and independent auditors and the Bank’s management to discuss the Bank’s audited consolidated financial statements and management’s discussion and analysis of financial condition and results of operations.
The Audit Committee meets at least six times per year, as required by the Superintendency of Banks of Panama and the Committee charter, or more often if the circumstances so require. During the fiscal year ended December 31, 2022, the Audit Committee met six times.
The Audit Committee, in its capacity as a Committee of the Board, is directly responsible for recommending to the shareholders the renewal or replacement of the Bank’s independent auditors at the Annual Shareholders’ Meeting, the compensation of the independent auditors (including the pre-approval of all audit and non-audit services) and oversight of the independent auditors, including the resolution of disagreements regarding financial reporting between the Bank’s management and the independent auditors. The Bank’s independent auditors are required to report directly to the Audit Committee.
The Charter of the Audit Committee requires an annual self-evaluation of its performance.
The Audit Committee pre-approved all audit and non-audit services of the Bank’s independent auditors in 2022.
16 | 2023 Proxy Statement

The table below summarizes the fees paid and/or accrued by the Bank for audit services provided by KPMG, as well as fees paid by the Bank for audit-related services provided by KPMG for each of the last two fiscal years:
	2022	2021
Audit Fees	$677,892	$656,124
Audit-Related Fees	$181,900	$103,790
Tax Fees	—	—
All Other Fees	—	—
Total	$859,792	$759,914
The following is a description of the type of services included within the categories listed above:
•
Audit fees include aggregate fees billed for professional services rendered by KPMG, for the audit of the Bank’s annual financial statements and services that are normally provided in connection with statutory and regulatory filings or engagements.

•
Audit-related fees include aggregate fees billed for assurance and related services by KPMG, that are reasonably related to the performance of the audit or review of the Bank’s financial statements and are not reported under the “Audit fees”. These services are associated primarily with funding programs as part of the normal course of business of the Bank.

The Audit Committee’s Charter may be found on the Bank’s website at https://www.bladex.com/en/governance.
Risk Policy and Assessment Committee
The Risk Policy and Assessment Committee is a standing Committee of the Board. According to its Charter, the Risk Policy and Assessment Committee must be comprised of at least three directors. The current members of the Risk Policy and Assessment Committee are Mr. Miguel Heras Castro (Chair), Ms. Alexandra M. Aguirre, Mr. Ricardo Manuel Arango, Mr. Mario Covo and Mr. Roland Holst.
The Risk Policy and Assessment Committee is responsible for reviewing and recommending to the Board, for its approval, all policies related to the prudent enterprise risk management. The Committee also reviews and assesses exposures to the risks facing the Bank’s business within the risk levels the Bank is willing to take in accordance with its applicable policies, including the review and assessment of the quality and profile of the Bank’s credit facilities, the exposure to country, market, liquidity, technological, and information security (including cybersecurity) risks and the analysis of operational risks, which take into account the model risk and legal risks associated with the Bank’s products.
In addition, the Risk Policy and Assessment Committee assesses and approves credit limits and approves management proposals for granting different types of financing up to the legal limit applicable to the Bank in accordance with current regulations on the date of approval with respect to each transaction and/or economic group. It reports to the Board and refers transactions for consideration and approval by the Board when the transaction limit exceeds its delegated authorizations.
The Risk Policy and Assessment Committee performs its duties through the review of reports received regularly from management and through its interactions with the Risk Management area and other members of the Bank’s management. The Risk Policy and Assessment Committee charter requires the Committee to meet at least five times per year. During the fiscal period ended December 31, 2022, the Risk Policy and Assessment Committee held five meetings.
The Risk Policy and Assessment Committee Charter may be found on the Bank’s website at https://www.bladex.com/en/governance.
Finance and Business Committee
The Finance and Business Committee is a standing Committee of the Board. According to its Charter, the Finance and Business Committee must be comprised of at least three directors. The current members of the Finance and Business Committee are Mr. Mario Covo (Chair), Ms. Alexandra M. Aguirre, Mr. Ricardo Manuel Arango, Mr. Miguel Heras Castro and Mr. Roland Holst.
The fundamental role of the Finance and Business Committee is to review and analyze all issues related to the development and execution of the Bank’s business and its financial management including, among others, capital management, portfolio management (assets and liabilities), liquidity management, gap and funding management, tax related matters and, the financial performance of the Bank in general. The Finance and Business Committee charter requires the Committee to meet at least five times per year. During the fiscal year ended December 31, 2022, the Committee held five meetings.
The Finance and Business Committee Charter may be found on the Bank’s website at https://www.bladex.com/en/governance.
2023 Proxy Statement | 17

Anti-Money Laundering, Compliance and Sustainability Committee
The Anti-Money Laundering, Compliance and Sustainability Committee is a standing Committee of the Board. The current members of the Anti-Money Laundering, Compliance and Sustainability Committee are Directors Mr. Ricardo Manuel Arango (Chair), Ms. Alexandra M. Aguirre and Mr. José Alberto Garzón, and the Bank’s Chief Executive Officer, Executive Vice President-Chief Operating Officer, Executive Vice President-Commercial Banking, Executive Vice President-Chief Risk Officer, Executive Vice President-Strategic Planning, Executive Vice President-Chief Audit Officer, Executive Vice President-Chief Investor Relations Officer, Executive Vice President-Chief Legal Officer and Corporate Secretary, Head Office Chief Compliance Officer and New York Agency Compliance Officer.
The Anti-Money Laundering, Compliance and Sustainability Committee acts in support of the Board, fulfilling its responsibilities in compliance matters while also fulfilling the functions attributed to them pursuant to applicable laws and regulations related to compliance, including the responsibility to direct the Bank’s Compliance Program on a strategic level.
Compliance includes all the laws and regulations that apply to the Bank and are related to: (i) Anti-Money Laundering and the Combating of the
Financing of Terrorism and the Proliferation of Weapons of Mass Destruction (AML/CFT), (ii) The U.S. Treasury Department’s Office of Foreign Assets Control (OFAC), (iii) The Foreign Accounts Tax Compliance Act (FATCA), (iv) The OECD’s Common Reporting Standards (CRS), and (v) The Foreign Corrupt Practices Act (FCPA).
With respect to Environmental, Social and Governance (ESG) issues, on which the Bank's sustainability is based, the Board provides that the Committee shall also be in charge of overseeing these initiatives and the work carried out by Management towards the development, implementation and maintenance of a sustainability program for the Bank, reporting to the Board on a regular basis and coordinating with other Board Committees in charge of certain aspects related to social and environmental issues.
During the fiscal year ended December 31, 2022, the Anti-Money Laundering, Compliance and Sustainability Committee held six meetings.
The Anti-Money Laundering, Compliance and Sustainability Committee Charter may be found on the Bank’s website at https://www.bladex.com/en/governance.
Nomination, Compensation and Operations Committee
The Nomination, Compensation and Operations Committee is a standing Committee of the Board. According to its Charter, the Nomination, Compensation and Operations Committee must be comprised of at least three directors. The current members of the Nomination, Compensation and Operations Committee are Ms. Isela Costantini (Chair), Mr. José Alberto Garzón and Mr. Fausto de Andrade Ribeiro.
The Charter of the Nomination, Compensation and Operations Committee requires that all members of the Committee be independent directors. No member of the Nomination, Compensation and Operations Committee can be an employee of the Bank. The Board has determined that all members of the Nomination, Compensation and Operations Committee are independent under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act, Section 303A of the Manual for Companies listed on the NYSE, and Rule No. 05-2011 as amended by Rule 05-2014 of the Superintendency of Banks of Panama. The Nomination, Compensation and Operations Committee charter requires the Committee to meet at least five times per year. During the fiscal year ended December 31, 2022, the Nomination, Compensation and Operations Committee held seven meetings.
The Nomination, Compensation and Operations Committee’s primary responsibilities are to assist the Board by: identifying candidates to become Board members and recommending nominees for the annual meetings of shareholders; making recommendations to the Board concerning candidates for Chief Executive Officer and counselling on succession planning for executive officers; recommending compensation for Board members and Committee members, including cash and equity compensation; recommending compensation policies for executive officers and employees of the Bank, including cash and equity compensation, policies for senior management and employee benefit programs and plans; reviewing and recommending changes to the Bank’s Code of Ethics; and advising executive officers on issues related to the Bank’s personnel. Additionally, this Committee submits recommendations on issues related to improving the Bank´s operating model and evaluates and proposes technology and communications strategic plans. Further, the Nomination, Compensation and Operations Committee is responsible for promoting continued improvement in the Bank’s corporate governance and verifying compliance with all applicable policies.
The Nomination, Compensation and Operations Committee considers qualified director candidates recommended by shareholders. All director candidates are evaluated in the same manner regardless of how they are recommended, including recommendations by shareholders. For the current director nominees, the Committee considered candidate qualifications and other factors, including, those described in the section entitled “Director Nomination Process” above. Shareholders can mail any recommendations and an explanation of the qualifications of the candidates to the Secretary of the Bank at Torre V, Business Park, P.O. Box 0819-08730, Panama City, Republic of Panama.
The Charter of the Nomination, Compensation and Operations Committee requires an annual self-evaluation of the Committee’s performance.
The Nomination, Compensation and Operations Committee Charter may be found on the Bank’s website at https://www.bladex.com/en/governance.
None of the Bank’s executive officers serve as a director or a member of the Nomination, Compensation and Operations Committee, or any other Committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of the Board or the Nomination, Compensation and Operations Committee. None of the members of the Nomination, Compensation and Operations Committee has ever been an employee of the Bank.
18 | 2023 Proxy Statement

Executive Officers
Set forth below is information regarding the executive officers of the Bank, as of the date hereof.
Name	Position Held with the Bank	Country of Citizenship	Age
Jorge Salas	Chief Executive Officer	Spain	52
Samuel Canineu	Executive Vice President Chief Commercial Officer	Brazil	41
Adriana Lizzeth Díaz	Executive Vice President Chief Audit Officer	Colombia	39
Olazhir Ledezma	Executive Vice President Strategic Planning	Peru	51
Erica Lijtztain	Executive Vice President Chief Operating Officer	Argentina	51
Ana Graciela de Méndez	Executive Vice President Chief Financial Officer	Panama	56
Carlos Daniel Raad	Executive Vice President Chief Investor Relations Officer	Colombia	42
Jorge Luis Real	Executive Vice President Chief Legal Officer and Secretary of the Board of Directors	Panama	50
Alejandro Tizzoni	Executive Vice President Chief Risk Officer	Argentina	46
Eduardo Vivone	Executive Vice President Treasury and Capital Markets	Argentina	58
Jorge Salas has been the Chief Executive Officer of the Bank since March 9, 2020. Before joining Bladex, Mr. Salas served as President and Chief Executive Officer of Banesco USA, in Coral Gables, Florida for 5 years, and previously worked in various capacities in the Banesco Financial group since 2000, including as President and Chief Executive Officer of Banesco Panama from 2008 to 2014. Mr. Salas holds a Degree in Business Administration (Banking and Finance) from Universidad Metropolitana, in Caracas, Venezuela, a Diploma for Specialization in Economics from the University of Colorado at Boulder, as well as a Master in Public Policy and an MBA both from the University of Chicago.
Samuel Canineu was appointed Executive Vice President, Chief Commercial Officer in August 2021. From late 2020 to early 2021, he served as Chief Country Officer at Greensill, Sao Paulo, Brazil. From 2003 to 2020, he held various positions at ING Group in the Americas, including Vice President of Leveraged Finance (New York), Head of Loan Syndications Latin America (New York), and CEO of ING Brazil.
Mr. Canineu holds a Bachelor´s Degree in Business Administration from Fundação Getúlio Vargas in Brazil and a Master’s Degree in Business Administration from Columbia University.
Adriana Lizzeth Díaz was appointed Executive Vice President, Chief Audit Officer in June 2021. Previously, Ms. Díaz served as Vice President of Audit in Multibank Panama from 2020 to 2021. From 2012 to 2019, Ms. Díaz held positions in the Audit departments of several companies from Grupo Aval Colombia, including in particular Banco de Occidente and Fiduciaria de Occidente. From 2002 to 2012, Ms. Díaz held several management positions at Deloitte Colombia.
Ms. Díaz is a Certified Public Accountant with a Degree in Accounting from Universidad La Gran Colombia, and holds a Master’s Degree in Business Administration and a Specialization in Financial Management, all from Universidad de Los Andes, Colombia.
Olazhir Ledezma was appointed Executive Vice President – Strategic Planning in July 2021. From 2014 to 2021, he served as Director of Partners in Performance, where he drove the efficiency and operational transformation of complex organizations. Previously, he was Vice President – Commercial Planning at Belcorp, Lima, Peru, from 2012 to 2014. Before this experience, he was a Partner at McKinsey & Co. for 14 years, and Brand Manager at Heinz from 1994 to 1996.
Mr. Ledezma graduated as Mechanical Engineer from Simon Bolivar University in Caracas, Venezuela, and holds two Master’s Degrees, one in Business Administration (MBA) and another in Manufacturing Engineering, from the University of Michigan (U.S.A.).
Erica Lijtztain was appointed Executive Vice President, Chief Operating Officer in February 2018, and has served as Senior Vice President, Corporate Services, since June 2017. She previously served in various capacities for Banco Patagonia, S.A. in Argentina: Executive Manager – Risk Management from 2015 to 2017, Budget and Information Manager from 2008 to 2015, Manager – Special Projects from 2003 to 2008, and Manager – Commercial Planning and Control from 2001 to 2003.
Ms. Lijtztain is a Certified International Investment Analyst, and holds a Master’s degree in Business Administration from University Torcuato di Tella, Argentina, and a Bachelor’s degree in Economic Science – Actuary from University of Buenos Aires, Argentina.
2023 Proxy Statement | 19

Ana Graciela de Méndez has served as Executive Vice President, Chief Financial Officer or CFO of the Bank since December 2017. She previously served in various capacities within the Bank, including as Senior Vice President of Finance and the alternate to the CFO from 2014 to 2017, as Vice President of Financial Planning and Analysis from 2002 to 2014, and several other assignments within the Bank’s Finance, Commercial and Economic areas since 1990, when she joined the Bank.
Ms. Méndez holds a Master’s Degree in Finance from the A.B. Freeman School of Business at Tulane University (USA) and from the Business School at Universidad Francisco Marroquin (Guatemala); completed an Advanced Management Program from the Haas School of Business at UC Berkeley (USA); and holds a Bachelor’s Degree in Business and Economics with specialization in Economics and Mathematics, from Albertus Magnus College (U.S.A.).
Carlos Daniel Raad was appointed Executive Vice President, Chief Investor Relations Officer in June 2022. Previously, he developed his career at Bancolombia where he held various positions starting as Senior Trader from 2005 to 2014, Manager of Structured Operations from 2014 to 2020, and his most recent position was Director of Investor Relations (IRO) from 2020 to 2022.
Mr. Raad holds a degree in Industrial Engineering with a Master's Degree in Business Administration, both from Universidad de Los Andes, Colombia; and graduated from the International MBA Exchange Program at IE Business School, Madrid, Spain.
Jorge Luis Real serves as Executive Vice President, Chief Legal Officer and Corporate Secretary since February 2018. He previously served as Senior Vice President, Chief Legal Officer of the Bank from 2016 to 2018 and was appointed Secretary of the Board of Directors in April of 2016. He previously served as Head of Legal Risk of the Bank from 2014 to 2016. Before joining the Bank, he was Coordinator of Latin American Legal Affairs at BNP Paribas, New York from 2010 to 2014, Head of Legal Department at BNP Paribas Panama from 2005 to 2010, Head of Legal Department Panama Group of BBVA from 2000 to 2005 and Lawyer at Mauad & Mauad in Panama in 2000.
Mr. Real has a Law and Political Science degree from Universidad Católica Santa María La Antigua in Panama, holds a Master’s degree in
Commercial and Corporate Law from Université Panthéon-Assas (Paris II) in France. He was admitted to practice law in Panama by the Panamanian Supreme Court of Justice in 1998. Mr. Real is also a Florida International Bankers Association (FIBA) Anti-Money Laundering Certified Associate (AMLCA), certified by the Florida International University.
Alejandro Tizzoni has served as Executive Vice President, Chief Risk Officer of the Bank since May 2016. He also served in various capacities within the Risk Management Department since 2006, as Senior Vice President from 2012 to 2016, Vice President from 2008 to 2012 and Senior Analyst from 2006 to 2008. Mr. Tizzoni served in different capacities in the credit risk area in banking and the international private sector in Argentina and Chile from 1997 to 2006.
Mr. Tizzoni is a FIBA Anti-Money Laundering certified associate (AMLCA) by Florida International University, performed a fintech program by Saïd Business School, University of Oxford, holds a Master Degree in Enterprise Risk Management from the NYU Stern School of Business, an MBA from the University of Louisville, and a Bachelor's degree in Business Administration and a Certified Public Accountant, both from the University of Buenos Aires in Argentina.
Eduardo Vivone was appointed Executive Vice President, Treasury and Capital Markets, in February 2018, and has served as Senior Vice President, Head of Treasury, since September 2013. He also served as Senior Vice President, Funding, from April through August 2013. Before joining the Bank, he served as Head of Global Markets for HSBC Bank Panama from 2010 to 2012, Regional Sector Head, Government Sector – Global Banking, Americas for HSBC Securities, New York from 2007 to 2010, Head of Treasury for HSBC Bank, Spain from 2003 to 2007, Head of Balance Sheet Management and Forward Foreign Exchange for HSBC Bank, Argentina from 1998 to 2003, and he served in diverse capacities for Banco Roberts, Buenos Aires from 1990 to 1998, serving his last two years as Head of Financial Planning.
Mr. Vivone is a Certified Public Accountant and holds a Master’s degree in Finance from the University of CEMA, Buenos Aires, Argentina, and a Bachelor´s degree in Accounting from University of Buenos Aires, Argentina.
Compensation of Executive Officers and Directors
The Nomination, Compensation and Operations Committee has reviewed and discussed the below “Compensation of Executive Officers and Directors” section with the Bank’s management, and based on this review and discussion, the Nomination, Compensation and Operations Committee has recommended to the Board that the following “Compensation of Executive Officers and Directors” discussion be included in the Bank’s Proxy Statement for 2023.
Compensation Consultant
The Nomination, Compensation and Operations Committee has authority to retain compensation consulting firms to assist it in the evaluation of executive officer and employee compensation and benefit programs. In 2022, the Nomination, Compensation and Operations Committee retained a specialized consultant to review the Bank's Salary Compensation scheme.
Executive Officers Compensation
Annually, in order to incentivize the alignment and collaboration of all areas of the Bank, the Bank pays to its executive officers’ variable compensation, based on the extent to which each officer meets certain individual and corporate objectives which are defined by the Board of Directors. This variable compensation is paid in both cash and in stock options and/or restricted stock units.
During the fiscal year ended December 31, 2022, the aggregate amount of variable cash compensation paid by the Bank to its current executive officers for their services was $577,333.
In February 2008, the Board approved the 2008 Stock Incentive Plan (as amended, the “2008 Plan”), which allows the Bank, from time to time, to grant restricted shares, restricted stock units, stock options
20 | 2023 Proxy Statement

and/or other stock-based awards to the directors, executive officers and non-executive employees of the Bank. This plan was revised in October 2015 and amended and restated as the 2015 Stock Incentive Plan (“2015 Plan”).
On February 24, 2022, the Bank granted to current executive officers 63,056 restricted stock units corresponding to 2021 performance. These restricted stock units vest 25% of the amount granted per year, with the first vesting on February 24, 2023, and the subsequent vesting on each anniversary of the first vesting date. As of December 31, 2022, the compensation cost charged against the Bank’s 2022 income in connection with these restricted stock units was $376,223. The total remaining compensation cost of $445,507 will be charged over a period of 3.1 years.
The Bank sponsors a defined contribution plan for its expatriate officers. The Bank’s contributions are determined as a percentage of the eligible officer’s annual salary, with each officer contributing an additional amount withheld from his salary. All contributions are administered by a trust through an independent third party. During 2022, the Bank charged to salaries expense $62,267 with respect to the contribution plan.
2022 Chief Executive Officer Compensation
The Bank´s current Chief Executive Officer’s compensation for 2022 included an annual base salary of $500,000, performance-based variable cash compensation of $140,000, a grant of restricted stock units valued at $198,577 and limited perquisites and other benefits amounting to $7,664.
Results of the 2022 Advisory Vote on Compensation of Executive Officers
At the Bank’s annual meeting of shareholders held on April 27, 2022, our shareholders were asked to approve, on an advisory basis, the Bank's fiscal year 2021 executive officers’ compensation programs (commonly referred to as the “say on pay” proposal). A substantial majority (89.03%) of the votes cast on the say-on-pay proposal at that meeting were voted in favor of the proposal. The Nomination, Compensation and Operations Committee believes that these results affirm our shareholders’ support for the Bank’s approach to executive compensation, and therefore did not change its approach in fiscal year 2022. The Nomination, Compensation and Operations Committee will continue working to ensure that the design of the Bank’s executive officers’ compensation program is focused on long-term shareholder value creation and emphasizes pay for performance.
Compensation and Risk
The Bank reviews and monitors the extent to which compensation practices and programs for senior executives and employees whose activities, individually or as a group, may create incentives for excessive risk taking.
In light of the actions referred to above, the Bank and the Board have not identified any risks arising from the Bank’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Bank. Furthermore, certain aspects of the Bank’s executive compensation programs, such as the combination of performance-based short-term cash bonuses and performance-based long-term equity awards, reduce the likelihood of excessive risk-taking, and instead create incentives for senior executives to work toward the long-term growth of the Bank.
Board of Directors Compensation
Each non-employee Director of the Bank receives an annual cash retainer of $85,000 for his or her services as a Director and the Chairman of the Board receives an annual cash retainer in the amount of $135,000.
The Chairman of the Audit Committee receives an additional annual retainer of $8,500 and the Chairmen of each of the Nomination, Compensation and Operations Committee, Risk Policy and Assessment Committee, Finance and Business Committee, and Anti-Money Laundering Compliance and Sustainability Committee each receives an additional annual retainer of $5,000. The non-Chairman members of the Audit Committee receive an additional annual retainer of $3,000 and each member of the Board receives an additional annual retainer of $8,500 for his or her participation in excess of two Committees.
The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2022 to the Directors of the Bank as a group for their services as Directors was $892,000.
As approved by the Board of Directors on December 9, 2014, each non-employee director of the Bank receives an annual equity compensation of 6,000 restricted shares and the Chairman of the Board receives an annual equity compensation of 9,000 restricted shares, granted once a year under the 2015 Plan.
During the fiscal year ended December 31, 2022, the aggregate number of restricted shares awarded to non-employee directors of the Bank as a group under the 2015 Plan was 57,000 Class E shares. These restricted shares vest 35% on each of the first and second anniversaries of the award date, and 30% on the third anniversary of the award date. As of December 31, 2022, the total cost for these restricted shares amounted to $835,050 of which $354,423 was registered during 2022, and the remaining compensation cost of $480,627 for these restricted shares will be charged against income over a period of 2.3 years
2023 Proxy Statement | 21

Beneficial Ownership
As of December 31, 2022, the Bank’s Executive Officers and Directors, as a group, beneficially owned an aggregate of 686,325 Class E shares, representing approximately 2.5% (based on 27,893,292 Class E shares outstanding as of December 31, 2022) of all issued and outstanding Class E shares as of such date. “Beneficial ownership”, as the term is used in this section, means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from
December 31, 2022 through the exercise of any option or through the vesting of any restricted stock or restricted stock units. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days, or that constitute restricted stock or restricted stock units that will vest within 60 days, are deemed outstanding for computing the beneficial ownership percentage of the person holding such options, restricted stock or restricted stock units, but are not deemed outstanding for computing the ownership percentage of any other person.
The following table sets forth information regarding beneficial ownership of the Bank’s Class E shares, including restricted stock units and holdings of unvested stock options and unvested restricted stock units by the Bank’s executive officers eligible to receive restricted stock units as of December 31, 2022. Except where noted, all holders listed below have sole voting power and investment power over the shares beneficially owned by them. Unless otherwise noted, the address of each person listed below is c/o Torre V, Business Park, Avenida La Rotonda, Urbanización Costa del Este, Panama, Republic of Panama.
Name	Number of Shares Owned as of Dec. 31, 2022(1)	Number of Shares that may be acquired within 60 days as of Dec. 31, 2022(2)	Total Number of Shares Beneficially Owned	Percent of Class Beneficially Owned	Unvested Restricted Stock Units(3)
Jorge Salas	29,192	13,001	42,193	*	22,759
Samuel Canineu	10,980	2,078	13,058	*	6,235
Adriana Lizzeth Diaz	6,250	211	6,461	*	633
Olazhir Ledezma	8,733	1,645	10,378	*	4,936
Erica Lijtztain	25,368	7,157	32,525	*	11,162
Ana Graciela de Méndez	10,578	5,434	16,012	*	8,746
Carlos Daniel Raad	3,552	0	3,552	*	0
Jorge Luis Real	4,775	2,593	7,368	*	4,834
Alejandro Tizzoni	19,412	8,041	27,453	*	14,105
Eduardo Vivone	13,909	7,733	21,642	*	12,872
Total	132,749	47,893	180,642		86,282
*	Less than one percent of the outstanding class E shares.
(1)	Includes shares purchased by the executive and restricted stock units vested and transferred to the executive as of such date.
(2)	Includes vested traditional stock options, as well as options, restricted stock units that will vest within 60 days of December 31, 2022.
(3)
Includes 47,291, 29,648 and 9,343 unvested restricted stock units granted to executive officers on February 2022, February 2021 and February 2020, under the 2015 Plan, respectively. These restricted stock units vest 25% each year on the relevant grant date’s anniversary. Any unvested portion of the grants referenced above that will not vest within 60 days of December 31, 2022, is not deemed to be beneficially owned by the individuals listed in the table.

The following table sets forth information regarding beneficial ownership of the Bank’s Class E shares, including restricted shares and holdings of unvested restricted shares and unvested stock options by members of the Bank’s Board, as of December 31, 2022:
Name	Number of Shares Owned as of Dec. 31, 2022(1)	Number of Shares that may be acquired within 60 days as of Dec. 31, 2022(2)	Total Number of Shares Beneficially Owned	Percent of Class Beneficially Owned	Restricted Shares(3)
Alexandra M. Aguirre	6,300	—	6,300	*	11,700
Ricardo Manuel Arango	50,025	—	50,025	*	11,700
Isela Costantini	6,300	—	6,300	*	11,700
Mario Covo	78,027	—	78,027	*	11,700
José Alberto Garzón	24,300	—	24,300	*	11,700
Miguel Heras Castro	309,581	—	309,581		17,550
Roland Holst	31,150	—	31,150	*	11,700
Fausto de Andrade Ribeiro	0	—	0	*	6,000
Total	505,683		505,683		93,750
*	Less than one percent of the outstanding Class E shares.
22 | 2023 Proxy Statement

(1)
Includes Class E shares purchased by the director or restricted shares vested and transferred to the director pursuant to the 2003 Restricted Stock Plan, the 2008 Plan and the 2015 Plan as of such date.

(2)	Includes vested / unexercised traditional stock options.
(3)
Includes unvested restricted Class E shares granted under the Bank’s 2015 Plan. An aggregate amount of 57,000 restricted shares were granted to directors on April 27, 2022; these restricted shares vest 35% in each of the first and second year and 30% in the third year on the relevant grant date’s anniversary.

For additional information regarding stock options granted to executive officers and directors, see Note 29 (A) “Cash and stock-based compensation plans” to the audited consolidated financial statements of the Bank for the fiscal year ended December 31, 2022.
Stock Ownership Policy for Directors and Executive Officers
Since October 2013, the Board of Directors has adopted share ownership guidelines for directors and executive officers. This policy enables the Bank to meet its objective of aligning directors’ and executives’ interests with those of the shareholders.
Under these guidelines, each director within three years of joining the Board, is required to accumulate 9,000 shares (13,500 for the Chairman of the Board), and to maintain at least this ownership level while serving as a member of the Board. Presently, all Board members are in compliance with the guidelines as they apply to them.
The Chief Executive Officer is required to own shares of the Bank’s common stock worth at least two and a half times his annual base salary. Other Executive Officers are required to own stock equal to one time their annual base salary. These executive officers have up to seven years to comply with this share ownership requirement, measured from the later of the date of adoption of these guidelines or the date that they became subject to the guidelines. All executive officers named in the Beneficial Ownership table in this Proxy Statement are in compliance with the guidelines as they apply to them.
The following elements are included in determining the Directors’ and Executive Officers’ share ownership for purposes of these guidelines: shares owned individually and by minor dependents or spouses; unvested restricted shares and restricted stock units; and vested or unvested stock options.
2023 Proxy Statement | 23

CORPORATE GOVERNANCE
Corporate Governance Practices
Given the importance that corporate governance has for the Bank, the Board decided to address all matters related to corporate governance at the Board level. The Nomination, Compensation and Operations Committee is responsible for making recommendations to the Board of Directors on Corporate Governance matters.
The Bank corporate governance manual complies with Section 303A of the NYSE’s Listed Company Manual/Corporate Governance Rules on “Governance” section may be found on the Bank’s website at.https://www.bladex.com/en/governance.
Shareholders, employees of the Bank, and other interested parties may communicate directly with the Board by corresponding to the address below:
Board of Directors of Banco Latinoamericano de
Comercio Exterior, S.A.
c/o Mr. Miguel Heras Castro
Director and Chairman of the Board of Directors
Torre V, Business Park
Avenida La Rotonda, Urbanización Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
In addition, the Bank has selected Ethics Line, an on-line reporting system, to provide shareholders, employees of the Bank, and other interested parties with an alternative channel to report anonymously, any actual or possible violations of the Bank’s Code of Ethics, as well as other work-related situations or irregular or suspicious transactions, accounting matters, internal audit or accounting controls. In order to file a report, a link is provided on the Bank’s website at https://www.bladex.com/en.
Transactions with Related Persons
Certain Directors of the Bank are also Directors and Executive Officers of banks and/or other companies located in Latin America, the Caribbean and elsewhere. Some of these banks and/or other companies own shares of the Bank’s common stock and have entered into loan transactions with the Bank in the ordinary course of business. The terms and conditions of the loan transactions, including interest rates and collateral requirements, are substantially the same as the terms and conditions of comparable loan transactions entered into with other persons under similar market conditions. In accordance with the Risk Policy and Assessment Committee’s charter, Directors of the Bank shall not participate in the approval process for credit facilities extended to institutions in which they are Executive Officers or Directors, nor do they participate with respect to decisions regarding country exposure limits in countries in which the institutions are domiciled.
ENVIRONMENTAL, SOCIAL, AND GOVERNANCE (ESG)
Our Commitment to ESG
The Board and Executive Committee recognize that strong governance, environmental stewardship, and social responsibility are critical to building long-term business success. We are committed to sustainable business practices and have implemented oversight and processes throughout our operations to effectively manage Environmental, Social, and Governance (ESG) matters relevant to our business over time. Through various initiatives, we aim to make a positive impact in our communities, embed social and environmental considerations in our business and investment decisions, provide a supportive and inclusive workplace environment, and act in environmentally conscious ways.
Bladex is committed to transparently reporting ongoing progress to our stakeholders. We have been members of the U.N. Global Compact since 2011 and publish an annual report on our corporate social responsibility efforts on our website https://bladex.com/en/fundacrece/social-responsibility-reports.
ESG represents an opportunity to make our risk management processes more robust and helps identify new areas of opportunity as a bank. We are not looking to decrease our financing universe or seeking to stop financing certain sectors, however, we are looking to integrate this new lens into our business to drive value for our shareholders and the communities in which we operate.
In 2022, we worked with external ESG experts to define a roadmap to start formalizing a program for sustainability and ESG at Bladex. Through this work, we have proposed the foundational policies and processes to start institutionalizing the sustainability and ESG program at Bladex. The proposed steps were designed in accordance with best practices, in alignment with both industry recognized standards as well as Bladex’s corporate strategy.
As a result, we have developed and published Bladex’s Sustainability Policy which describes Bladex’s approach to managing ESG and Sustainability risks for long-term value creation and in alignment with Bladex’s corporate strategy. The document includes Bladex’s purpose, scope, and nine sustainability and ESG priority topics: one for environment, four for social and four for governance. These policies can be found at https://www.bladex.com/en/sustainability.
24 | 2023 Proxy Statement

Governance
Oversight of ESG
As an overseer of risk and a steward of long-term shareholder value, the Board has the ultimate responsibility for the oversight of ESG-related risks and opportunities that impact our business. During 2022, the Compliance, Anti-Money Laundering and Sustainability Committee provided primary oversight of our ESG initiatives and programs. This Committee is best positioned to oversee ESG due to the expertise and make up of its directors, and the existing strong focus on governance and compliance topics that are critical to our business. Other Committees will also play a relevant role and receive regular updates on ESG progress and goals.
ESG strategy, policies, and reporting will be managed by an ESG Working Group, chaired by our CEO as the executive sponsor. The working group consists of cross-departmental leaders in our organization including risk, strategic planning, communications, finance, legal, and investor relations. This group works with subject matter experts to ensure implementation of work streams and the collection of data and information for reporting purposes.
Enterprise Risk Management
The Risk Policy and Assessment Committee (“Committee”) is responsible for reviewing all policies related to prudent enterprise risk management. The Committee also reviews and assesses exposures to the risks facing the business, including ESG risk factors such as business continuity, cybersecurity, and climate-related risks. The Committee performs its duties based on reports received regularly from
Management Committee and through its interactions with the Enterprise Risk Management area and other members of the Bank's management. The risk management team at Bladex is responsible for ensuring there are proper policies and procedures in place for escalation in the event of an emergency or other event that can disrupt business practices.
Business Ethics
Our Code of Ethics outlines our business ethics and compliance expectations and applies to all Directors, Officers and Employees. The Code of Ethics requires that each individual deal fairly, honestly and constructively with governmental and regulatory bodies, customers, and suppliers and prohibits any individual’s taking unfair advantage through manipulation, concealment, abuse of privileged information or misrepresentation of material facts. Furthermore, it imposes an express duty on all Directors, Officers and Employees to act in the best interests of the Bank.
All Directors, Officers and Employees of the Bank are required to avoid any situation that might cause a conflict of interest. Any issues should be promptly reported using the Bladex Ethics Line. Information about how to submit a report or complaint is communicated in annual training to all Bladex employees, and available on the Bank’s website at https://www.bladex.com.
The Code of Ethics also imposes additional requirements with respect to the Chief Executive Officer, the Chief Financial Officer and the Senior Vice President - Accountant, including an obligation to adhere to high ethical business standards and to be sensitive about situations that could result in actual or apparent conflicts of interest. Any violation of the Code of Ethics constitutes grounds for disciplinary action, including dismissal and possible legal action. In situations involving one of the above mentioned executives, where the appearance or the potential of a conflict of interest is involved, but where the executive does not believe that a significant conflict of interest exists, the executive is required to obtain approval from the Audit Committee before getting involved in that situation.
Directors, Officers and Employees must not compete with the Bank for personal gain, or misappropriate the Bank’s corporate opportunities, through the use of the Bank´s information or through the use of such person´s position at the Bank. Directors, Officers and Employees must refrain from buying or selling the Bank’s shares or securities based on confidential or privileged information of material importance to the Bank and its businesses.
The Code of Ethics is posted on the “Corporate Governance” section of the Bank’s website at https://www.bladex.com/en/governance. You may also request a printed copy free of charge by sending a written request to the Secretary of the Bank at the address listed on the cover of this Proxy Statement.
Cybersecurity and Information Security
Risk Oversight
The Board recognizes the importance of maintaining the trust and confidence of the Bank’s shareholders, clients, and employees, and devotes significant time and attention to oversight of cybersecurity and information security risk. The Risk Policy and Assessment Committee receive regular reporting on cybersecurity and information security risk. The Board and the Risk Policy and Assessment Committee also receive annual training sessions on cybersecurity and information security topics. In 2018, the Risk Policy and Assessment Committee’s Charter was updated to expressly include its responsibility for overseeing cybersecurity and information security risks as well as the steps taken by management to understand and mitigate such risks.
Management and Safeguards
The Bank has approved policies and implemented procedures defining roles and responsibilities for managing information security as part of the Information Security and Technological Risk Management Framework. These policies and procedures cover any access to data, resource management and information systems by the Bank’s employees, suppliers, and other persons or entities dealing with the Bank at any given time.
2023 Proxy Statement | 25

The Bank’s Information Security Team is responsible for ensuring compliance with the applicable policies and procedures by any person with access to its systems. The Bank also engages independent third-party consultants to review and assess its cybersecurity program.
The Bank’s cybersecurity program was developed using a holistic approach, which covers both technical and strategic measures. This program is based on four fundamental pillars: Perimeter and Cloud Security, Service and Infrastructure Security, User Security and Data Security.
ESG in Credit Risk Analysis
We aim to manage our business for the long term while providing value for our clients and shareholders by incorporating ESG issues considerations into our processes for managing and governing risk across our financial services and investments.
During 2021, Bladex developed a Social and Environmental Risk Policy considering as guidance the IFC’s and other recognized entities´ frameworks which allow the integration of environmental and social issues in the risk assessment. We assigned an Environmental and
Social Rating to our portfolio and started the process to review and identify existing companies with publicly available ESG information/reports. During 2022, we completed the evaluation of the entire portfolio, with more focus and analysis on high risk clients. For the next year 2023, we are expecting to hire a third party to help us measure the carbon footprint of our commercial portfolio, as well as looking to define the different type of exposure of our clients to the climate risk, adding mitigation and running possible stress scenario.
Social
Human Capital Management
At Bladex, we consider Human Capital the backbone for all of the Bank’s business activities and, as such, employees’ wellbeing is the basis for meeting the Bank’s objectives. Our Human Capital strategy is underpinned by an unwavering engagement to our values of Commitment, Humility, Excellence, Respect and Integrity. We take a holistic approach that evaluates the full employee experience, from recruitment and selection, to benefits, to training and professional development, to engagement and volunteering.
We want Bladex to be a great place to work and to build a career. We equip employees with tools, resources and opportunities designed to assist colleagues in building critical skills and in enhancing their career growth within our organization. We collect employee feedback on a regular basis and are continuously evolving and adapting to meet changing needs of the organization. For example, we are now offering a hybrid model for employees to return to the office safely while still having flexibility to work from home. We also offer coffee chats, an internal social network, and calendar of events to keep employees connected and engaged.
We ensure that we are in full compliance with health and safety standards and undergo comprehensive internal audit processes to meet any gaps in our management system. In 2021, we developed a wellness program based on six key pillars focused on employee’s physical and mental health, resulting from a Bank-wide survey. The program was launched during a week-long event in September 2021 and ran continuously during 2022.
Diversity, Equity, and Inclusion
Diversity is among the factors considered by the Board’s Nomination, Compensation and Operations Committee when evaluating candidates for positions on the Bank's Board of Directors. The Nomination, Compensation and Operations Committee generally views and values diversity from the perspective of professional and life experiences and recognizes that diversity in professional and life experiences may include considerations of gender, race, national origin or other characteristics that can contribute to the Bank’s strategic vision and mission. Gender diversity was strengthened with the appointment of two female Directors who represent the shareholders of All Classes. Moreover, the fact that six different nationalities are represented on the eight-member Board of Directors reflects the importance given to diversity by the Board of Directors.
In response to feedback from our shareholders, we provide below enhanced disclosure regarding the diversity and skill sets of our board.
The presence of different nationalities and cultures among our employees enhances Bladex’s brand and makes us an attractive employer for talent acquisition. Having a multicultural work environment is one of our main strengths which facilitates business management across the region. The Bank’s goal is to have all employees-regardless of their race, ethnicity, religion, age, gender, national origin, or other characteristics-feel valued, respected and accepted for their unique characteristics and contribution to Bladex.
The Bank has approved the Diversity Policy and implemented procedures defining roles and responsibilities with the purpose of ensuring in all our operations an environment of respect, protection and valuation of the diversity of all our people, without any distinctions, and allowing for a fair meritocracy for the professional development of each individual.
26 | 2023 Proxy Statement

	Fausto de Andrade Ribeiro	José Alberto Garzón	Mario Covo	Ricardo Manuel Arango	Roland Host	Miguel Heras Castro	Alexandra M. Aguirre	Isela Costantini
Knowledge and Skills
Corporate Governance	•	•		•			•
Public Board Experience	•	•	•	•	•	•	•	•
Executive Management Experience	•	•		•	•			•
Financial Expertise	•	•	•	•	•	•
Legal	•	•		•			•
Government / Regulatory Experience	•	•		•	•	•
Risk Management	•		•	•	•	•
International	•		•	•	•	•	•	•
ESG		•					•	•
Gender
Male	•	•	•	•	•	•
Female							•	•
Race / Ethnicity
African or Black
Alaskan Native or American Indian
Asian
Hispanic or Latin	•	•	•	•	•	•	•	•
Native Hawaiian or Pacific Islander
White	•	•	•	•	•	•	•	•
LGBTQ
Community Giving
Fundación Crece Latinoamerica-Gonzalo Menéndez Duque (the “Foundation”) is the bank´s strategic social investment vehicle that contributes to the sustainable development in the region at the community level. In partnership with non-profit organizations and with the support of our corporate volunteers the Foundation have played an important role promoting positive social and environmental impact during 2022. Our efforts have been mainly focused on educational initiatives including infrastructure improvements, scholarships for higher education, financial education, as well as environmental awareness both in underprivileged schools and communities. More information is available on our Corporate Social Responsibility website https://www.bladex.com/en/sustainability.
Environment
Climate Risk
Multiple events have rapidly increased the attention paid to the financial services sector’s role in climate change. As evolving political, regulatory, and market conditions incentivize and accelerate the transition to a low-carbon economy, we will actively monitor the channels through which physical and transition risks must be identified, assessed, and mitigated. Bladex recognizes that a variety of climate-related financial risks may manifest over a long duration, as well as the possibility that events or developments could drive a more immediate impact. We are conducting an initial assessment of the most likely transmission channels for climate risk and then we will further build capabilities to assess, monitor, and respond to the potential short-term and longer-term horizon risks posed by climate change.
Bladex has decided that it will not finance certain operations due the potential negative impact on the environment. These include production of or trade of ozone depleting substances, trade in wildlife or wildlife products, commercial logging operations or equipment, and production on pesticides and herbicides subject to international restrictions or bans.
Environmental Stewardship
Our operational footprint is relatively small; however, we still take initiative to reduce our negative environmental impact in areas where we have the most control. We maintain a paper-free culture that promotes reduced consumption of paper and ink. Our headquarters in
Panama is LEED certified since 2013 and is built for optimal energy efficiency. We practice recycling on-site, including e-waste which is collected, recycles, and properly disposed by a certified third party.
2023 Proxy Statement | 27

Audit Committee Report
The Audit Committee is currently composed of the three members of the Board set forth below each of whom is an independent director, based upon the independence standards adopted by the Board, which incorporate the independence requirements under applicable laws, rules and regulations. The members of the Audit Committee have maintained independence through the year 2022.
The Bank’s management is responsible for the Bank’s financial statements and reporting process, including the system of internal controls over financial reporting and has represented to the Audit Committee that the Bank’s audited consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”). KPMG, the Bank’s independent registered public accounting firm, is responsible for performing an integrated audit of the Bank’s consolidated financial statements in accordance with IFRS, attesting to the effectiveness of the Bank’s internal control over financial reporting based on the audit, and issuing a report thereon. The Audit Committee reviews the Bank’s financial reporting process on behalf of the Board. The Audit Committee’s role and responsibilities are to monitor and oversee these processes as set forth in a written Audit Committee charter adopted by the Board. The Audit Committee’s charter is available on the Bank’s website at https://www.bladex.com/en/governance. The Committee reviews and assesses the adequacy of the charter at least annually and recommends any changes to the Board for approval.
In fulfilling its responsibilities for 2022, the Audit Committee has:
•
Reviewed and discussed with the Bank’s management and KPMG the Bank’s December 31, 2022 audited consolidated financial statements, along with management’s assessment of the effectiveness of the internal control over financial reporting;

•	Met with KPMG, and has discussed the results of the audit performed and its evaluation of the internal control over financial reporting;
•	Discussed with KPMG the matters that independent registered public accounting firms must communicate to Audit Committees under Public Company Accounting Oversight Board (“PCAOB”) rules;
•
Received from KPMG the written disclosures and the letter required by the PCAOB’s Ethics and Independence Rule 3526, Communication with Audit Committees Concerning Independence, and has discussed with KPMG its independence from the Bank and its management; and

•
Considered whether the provision of audit-related services to the Bank is compatible with KPMG’s independence, and has determined that the provision of such audit-related services to the Bank is compatible with KPMG’s independence from the Bank.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board that the December 31, 2022 audited consolidated financial statements be included in the Bank’s Annual Report on Form 20-F for the year ended December 31, 2022.
Respectfully submitted,
Audit Committee
José Alberto Garzón, Chair
Isela Costantini, Director
Fausto de Andrade Ribeiro, Director-Financial Expert
28 | 2023 Proxy Statement

Shareholders Proposals for 2024 Annual Meeting
Any proposals that a shareholder wishes to have included in the Bank’s Proxy Statement for the 2024 annual meeting of shareholders, including, without limitation, any nomination of a Director who the shareholder is entitled to elect, must be received by the Secretary of the Bank at Torre V, Business Park, Avenida La Rotonda, Urbanización Costa del Este, P.O. Box 0819-08730, Panama City, Republic of
Panama, no later than January 11, 2024. In the event the proposal includes a nomination for a directorship, it must include material background information relating to the nominee to allow the Nomination, Compensation and Operations Committee to evaluate the nominee.
2023 Proxy Statement | 29

Other Matters
If any other matters should properly come before the Annual Meeting, proxies solicited hereby will be voted with respect to such other matters in accordance with the best judgment of the persons voting the proxies.
By Order of the Board of Directors,

Jorge Luis Real
Secretary
March 23, 2023
30 | 2023 Proxy Statement

BANCO LATINOAMERICANO
DE COMERCIO EXTERIOR, S.A.
P.O. BOX 0819-08730
PANAMÁ CITY, PANAMÁ

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements and proxy cards electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V00798-P86339

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

The Board of Directors recommends you vote FOR the following proposals:	**For**	**Against**	**Abstain**
1. To approve the Bank's audited consolidated financial statements for the fiscal year ended December 31, 2022.	☐	☐	☐
2. To ratify the appointment of KPMG as the Bank's independent registered public accounting firm for the fiscal year ending December 31, 2023.	☐	☐	☐
3. Election of Directors			
FOR HOLDERS OF CLASS E SHARES: ELECTION OF ONE CLASS E DIRECTOR.	**For**		**Withhold**
3a. Mario Covo	☐		☐
	For	**Against**	**Abstain**
4. To approve, on an advisory basis, the compensation of the Bank's executive officers.	☐	☐	☐

The Board of Directors recommends you to vote 1 Year on the following proposal:	**1 Year**	**2 Years**	**3 Years**	**Abstain**
5. Executive Compensation Frequency Shareholder vote.	☐	☐	☐	☐

NOTE: Such other business as may properly come before the Annual Meeting or any postponements or adjournments thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

V00799-P86339

Bladex

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

P R O X Y

The undersigned, revoking all previous proxies, hereby appoints **Ricardo Manuel Arango** and **Isela Costantini**, or any one of them, each with full power of substitution, as proxy holder in place of the undersigned person, to vote all shares of Banco Latinoamericano de Comercio Exterior, S.A. (hereinafter called the "Bank") which the undersigned is entitled to vote at the Annual Meeting of Shareholders of the Bank to be held at Santa Maria Hotel, Santa Maria Boulevard, Panama, Rep. of Panama, on April 26, 2023 at 10:30 a.m. (Panama time), and at any postponements or adjournments thereof.

The shares represented by this proxy, when properly executed, will be voted in the manner directed herein by the undersigned. Unless otherwise specified in the squares provided or as indicated on the reverse side, the undersigned's vote will be cast FOR Proposals (1), (2), (3), (4) and 1 YEAR on Proposal (5) and in the proxy holder's discretion with respect to any other business which may properly come before the Annual Meeting or any postponements or adjournments thereof. If any other matters properly come before the Annual Meeting of Shareholders or any postponements or adjournments thereof, the persons named in this proxy will vote in their discretion.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE.